Via Edgar

August 26, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief - Legal
Jan Woo, Attorney Adivsor
Ryan Rohn, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

RE:	MassRoots, Inc.
Amendment to No. 3 to Registration Statement on Form S-1
Filed August 12, 2014
File No. 333-196735

Ladies and Gentlemen:

On behalf of MassRoots, Inc. (the “Company”), we are writing to respond to the comments raised in the letter, dated August 13, 2014, from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1 filed with the Commission on August 12, 2014 (the “Registration Statement”). The Company’s responses below correspond to the captions and numbers of those comments, which are reproduced below in italics. In response to your comments, the Company has amended the Registration Statement, as appropriate, and filed the amended Registration Statement with the Commission. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

General

Comment 1.	Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

Response:	In response to your comment, the Company has revised the Registration Statement to include the required interim financial statements and related disclosures for the second quarter of 2014.

The Offering, page 5

Comment 2.	You state that that information in the prospectus assumes that all outstanding convertible debentures and warrants are converted and exercised, respectively. This presentation does not appear appropriate given that the debentures do not automatically convert upon effectiveness. Please refer to Rule 170 under the Securities Act. Similarly, the shares underlying the warrants should not be presented as outstanding in the prospectus. Please revise.

Response:	In response to your comment, the Company has revised the Registration Statement to remove the disclosure which previously stated that “the information in this prospectus assumes…all outstanding convertible debentures and warrants are converted and exercised, respectively.” Please see page 5 of the Registration Statement. The Company notes that the shares of common stock underlying the warrants and convertible debentures are only presented on a fully diluted basis in the prospectus in relation to the ownership disclosures. The Company also confirms that the prospectus and the financial statements contained therein do not give effect “to the receipt and application of any part of the proceeds from the sale of securities for cash” in accordance with Rule 170 under the Securities Act. Please see page 5, 16, and 47 of the Registration Statement.

Exhibit 5.1

Comment 3.	We note that the 38,909,000 shares of common stock being offered by the selling shareholders have not yet been issued as of the date of the opinion. Please revise. If counsel is unable to state that the shares are validly issued as of the date of the revised opinion, the opinion should include a detailed explanation of the events that would need to occur for the shares to be validly issued. Ensure that any assumptions that are included are not overly broad. See Staff Legal Bulletin No. 19 available on our website.
Response:	In response to your comment, the Company notes that certificates for all 38,909,000 shares were issued to shareholders on August 19, 2014. The Company has updated the Registration Statement to appropriately disclose that the 38,909,000 shares being offered by the selling security holders are issued and outstanding. Please see page 1 and 5 of the Registration Statement.

If you have any questions relating to any of the foregoing, please contact the undersigned at (212) 908-3958.

Respectfully,

/s/ Peter J. Gennuso

Peter J. Gennuso

cc:

Isaac Dietrich